September 25, 2009

United States Securities and Exchange Commission
David Humphrey – Branch Chief
Washington, D.C. 20549-0402

Re:          Red Rock Pictures Holdings, Inc.
Form 10-K for the fiscal year ended August 31, 2008
Filed December 17, 2008
File Number: 001-32658

Dr. Mr. Humphrey:

Thank you for your comments in your letter dated August 31, 2009.   Red Rock Pictures Holdings, Inc. (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission for taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Our responses to your comments are as follows:

Form 10-K for the fiscal year ended August 31, 2008

Item 12. Security Ownership of Certain Beneficial Owners and Management, page 21

1.
In its Form 10-K for the fiscal year ended July 31, 2008, National Lampoon states that it owns approximately 14% of your outstanding capital stock.  However, you do not disclose National Lampoon’s ownership in the table of beneficial owners of five percent or more of your common stock in Item 12 of your Form 10-K.  Please refer to Item 403(a) of Regulation S-K and revise your filing, as appropriate.

Answer:  The table will be updated to include National Lampoon’s ownership, as well as others, in our upcoming amended filing.

Item 13.  Certain Relationships and Related Transactions, page 22

2.	As required by Item 404(a)(I) of Regulation S-X, please ensure that all related party transactions are identified and the amounts stated on the face of your financials statements.

Answer:  The Company will appropriately label related party balances on the face of our financial in the upcoming amended filing.

General – Related Party Transactions with National Lampoon

3.	As required by Rule 4-08(k) of Regulation S-X, please ensure that all related party transactions are identified and the amounts stated on the face of your financial statements.

Answer:  The Company will appropriately label related party balances on the face of our financial in the upcoming amended filing.

Consolidated Statements of Stockholders’ Equity (Deficit), page F-4

4.
In the third paragraph of Note 7, you state that 11,440,662 shares of your common stock were issued in connection with the Williams-Laikin loans during the fiscal year ended August 31, 2008, and that such shares have been valued at their market value on the date of issue.  However, according to the disclosures in Note 11, a total of 14,676,374 shares were issued in accordance with the Williams-Laikin loans.  Also, it appears that no value was attributed to these shares since the only other shares issued for cash were the 5,100,000 shares issued to IFG for $215,000 as described in Note 13.  Please revise your Consolidated Statements of Stockholders’ Equity (Deficit) to show separately the common shares issued in connection with the Williams-Laikin loans.  Also, please revise your disclosure in Note 7 to state the value attributed to these shares and how such value has been reflected in your financial statements.

Answer:  In June 2007, and included in the Company’s fiscal year 2007 Form 10-K filing, the Company issued notes titled “Williams-Laikin” loans.  The notes were issued at an interest rate of seven percent (7%) which the Company considered below market for similar type transactions.  To adequately compensate the note holders for the reduced/discounted interest rate, the Company agreed to issue a sufficient number of shares to equal $1,000,000 based on the average market value of the Company’s shares over the 5 days preceding the signing of the agreement with an adjustment clause requiring the Company to issue additional shares 6 months later if the share price declined at that point.
In June 2007, based on the average market price of the Company’s shares, 521,866 shares were issued. In December 2007, the market price for the Company’s shares declined substantially which required the Company to issue 11,440,662 additional shares under these notes.  The cost of the shares issued in June 2007 was expensed as an additional interest charge and were included in stock based compensation expense at the time of issuance. The cost of the shares issued in December 2007 was not assigned a cost as the original amount expensed in June 2007 was the value attributable to this transaction.  At the time the agreement was entered into, the value of $1,000,000 was the most readily identifiable figure at that time.  The Company did not know if the share price would decline which would require additional shares to be issued. The Company determined that expensing at the time of issuance was appropriate due to the demand clauses within the note agreements.  The essence of the agreements was to issue sufficient shares of the Company’s common stock equal to $1,000,000 based on the lower of the share price on the date the agreement was entered into and the share price six months later. The intent of the additional shares issued in 2008 were to make the note holders “whole” by issuing shares that equal the value of the decline in share price from the date of the original share issuance in fiscal year 2007.  The shares were valued at par and no additional interest expense was recorded.

The Company agrees that the statement of shareholders’ equity and footnotes related to the issuance need to be updated and expanded and will do so in the Company’s upcoming amended filing.

Form 10-Q for the quarter ended May 31, 2009

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 8.  Print and Advertising Funding, page 11

5.
With respect to advances you have made to National Lampoon for distribution and prints and advertising services, please tell us the titles of the related films, the amount of the advances for each film, and how you determined that such advances are fully recoupable as of May 31, 2009.  In this regard, we note that you requested performance information on both the Bag Boy and Ratko films, which resulted in a complete write off of your production loans for these two films.  In your response, provide us with a summary of any performance information available for the films related to your $1,313,378 of advances to National Lampoon as of May 31, 2009.

Answer:  Print and advertising funding is contractually one of the first expenses to be reimbursed which is inherently less risky than production loans, which are typically based on overall profit.  As all the films below have recently been or are just being released, the Company believes that it is too early to tell if any recoupment issue exists.  Due to the current release dates, no substantive performance information is available at this time.  The Company will continue to review its balances on a quarterly basis by evaluating information provided by National Lampoon, Inc.

As requested, the films receiving print and advertising funding are displayed below as of May 31, 2009.

Movie Title	P&A Funding
National Lampoon’s Beach Party on the Threshold of Hell	$395,000
National Lampoon’s Electric Apricot	337,000
National Lampoon’s One Two Many	275,000
National Lampoon’s Stoned Age (aka Homo Erectus)	306,000
Total	$1,313,000

Note 10.  Advances from Related Parties, page 12

6.
You indicate on page 16 that you are currently in default of the Williams-Laikin loans.  As such, please expand your disclosure to explain the consequences of this default.  In this regard, disclose whether or not and further borrowings are available from Williams or Laikin.  Also, discuss the security for the Williams-Laikin loans and whether or not it involves the advances made to National Lampoon for distribution and prints and advertising services for certain titles released by National Lampoon.

Answer:  We will incorporate the recommended disclosure items in our upcoming revised amended filing.

Management’s Discussion or Plan of Operation, page 14

7.
On page 16, you state that you have not been able to raise the capital expected to pursue your business plan.  You also state that you currently have no material commitments for capital expenditures.  However, based on the disclosures on page 14, you have material commitments with respect to agreements to fund and co-fund production of a slate of National Lampoon branded moderately budgeted films.  Please expand your disclosure of liquidity and capital resources to more fully describe these commitments under your agreements with National Lampoon and explain the consequences of your business in the event you are unable to fulfill these commitments.

Answer:  The Company originally set out to fund and co-fund a series of National Lampoon branded films.  The Company did fund both National Lampoon’s Ratko and Bag Boy films in 2007.    No written agreement is currently in place that requires Red Rock Picture Holdings, Inc. to fund or co-fund additional National Lampoon branded films.  The Company will revise its disclosure related to this agreement in our upcoming amended filing.

Very truly yours,

Red Rock Pictures Group, Inc.
RENO R. ROLLE
President & CEO